Item 77I DWS Core Equity Fund
(a series of DWS Investment
Trust)

At a Board meeting held on January
11, 2012, the creation of Class R for
DWS Core Equity Fund (the
"Fund") was approved.  Class R
shares for the Fund became
effective on May 1, 2012.



 For internal use only
T:\FUNDREPT\NSAR\Marsep\IT3&9 -
Investment Trust\9-30-2012\Exhibit 77I Core
Equity Fund New Class R.Docx
 For internal use only

 For internal use only